------------------------------------------------------------------------------
GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the nine Months Ended June 30, 2007
------------------------------------------------------------------------------

DA   August 25, 2007


The Company


Globetech Ventures Corp. ("Globetech" or the "Company"), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp. The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP. On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996. On July 28, 1998 the Company's shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share. The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF. On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.


The Company's head office and principal place of business is located at Suite 901 - 938 Howe Street, Vancouver, BC, V6Z 1N9.


Business of the Company

Globetech's principal business activities include the acquiring and exploration of mineral properties and the processing of related mineral resources.


On February 28, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon. The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.


In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. The qualified person as defined by NI 43-101 for this news release is John Kowalchuk, P.Geo. Exploration Manager.


This agreement was in arrears with regard to it's March 21, 2007 payment due, the Company having had 60 days to remedy the default from April 1, 2007. On May 8, 2007 the Company farmed out the property to Forbes and Manhattan BC Ltd. ("Manhattan") wherein Manhattan can earn a 65% interest by expending one million dollars in exploration and development costs and making all cash payments to the vendor. The agreement is currently in good standing.


The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia. The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and geochemical surveys, trenching and 726 metres of diamond drilling were completed. The drill results were not documented for assessment work. In 1978, Quest Explorations Ltd. recovered the drill core, logged and assayed the core. The results are shown in the table below.


The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group. These rocks are intruded by small bodies of Late Mesozoic alaskite. The alaskite consists of a ring-dyke complex exposed at higher elevations and a probable large stock-like body at depth. Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks. The alaskite complex has an outer diameter ranging from 500 m (1600 feet) to 700 m (2300 feet).


The hornfelsed and altered zones are both roughly centered about the alaskite outcrop. The hornfels measures approximately 3500 m (11,500 feet) and 2000 m (6,600 feet) respectively. The wallrock alteration zone lies within the hornfelsed zone and has an elliptical shape with the long axis being approximately 2500 m (8200 feet) and the short axis being 1500 m (5000 feet). The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite. Veins commonly range from 1/8 in to 3/4 in wide and are relatively continuous and sharp walled. The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex.


Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed Molybdenite occurs as medium grained flakes, books and rosettes along margins of quartz veins within the stockwork zone and in most of the stringer zones. Also fine-grained molybdenite occurs along dry fractures within the stockwork zone.

The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet). This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.


Surface rock sampling from outcrop and trenching gave range from 0.02% to 0.05% MoS2. Core sampling, supervised by R.H. Seraphim, Ph.D., P.Eng. in 1978, gave the following values:

Hole 1          220 to 401              181             0.110% MoS2
Hole 2          200 to 586              386             0.089% MoS2
Hole 3           72 to 175              103             0.051% MoS2
                332 to 490              158             0.022% MoS2
Hole 4                     not sampled
Hole 5          520 to 556              36              0.087% MoS2

These drill hole assays are historical data and have not been verified by the Company's qualified person and are not 43-101 compliant. They were obtained from the assessment records held by the Government of British Columbia and the reputation of the Geologist R. H. Seraphim would suggest that it is reliable, however because it was not completed under the rigors of NI 43-101 it must only be viewed as historical data. The Company will be contracting an independent Qualified Person to visit the property and prepare a NI 43-101 report on the project.

The Gladys Lake property hosts a molybdenum deposit similar in tenor and size to the Adanac Deposit to the south. The property has an excellent anomalous soil footprint and weakly mineralized surface showings of molybdenite. Limited diamond drilling suggests that the grade of the mineralization is similar to that at Adanac with grades ranging from 0.05 to 0.1% MoS2.

Molybdenum is a metallic element which is most frequently used as an alloying addition in stainless steels. It enhances the strength, hardenability, weldability, toughness and corrosion resistance. After more than 20 years of low molybdenum prices, molybdenum has finally come into its own with present prices moving from US$4.00 per pound Mo in 2003 to US$20 per pound Mo to US$30 per pound Mo in early 2005. Much of this price rise is related to increases in markets and shortage of supply. China, which has a huge shortage of supply, has been the major cause of this meteoric rise in price. Regardless of the recent very high prices; low metal stockpiles and extensive international pipeline construction projects are likely to keep long term prices for molybdenum above US$10 per pound Mo.


During 2006, the Company paid $15,000 and issued an additional 50,000 shares. This agreement is in arrears with regard to it's March 21, 2007 payments due. The Company has 60 days to remedy the default, which it intends to do.


Selected Annual Information

The following information is derived from the consolidated financial statements of the Company for each of the three years ended September 30, 2006, 2005 and 2004.


                 Year Ended       Year Ended           Year Ended
          September 30,2006       September 30,2005    September 30, 2004
--------------------------------------------------------------------------
Total Revenues         $NIL       $NIL                 $NIL
Net income (loss) per
share, basic and
fully diluted          (0.03)     (0.05)	      (0.60)
Total Assets           83,482     133,628            309,598
Long Term Liabilities     NIL         NIL                NIL

Cash dividends declared   NIL         NIL                NIL
Number of securities
outstanding        15,640,751  14,471,939         13,939,613
--------------------------------------------------------------------------


Results of Operations


For the nine months ended June 30, 2007, the Company had a net loss of $512,543 compared to a net loss of $558,960 for the previous period ended June 30, 2006. The major items making up the expense was consulting of $192,500, shareholder liaison of 81,107 and travel of 72,200. The Company had signed a five-year contract in 2004 contracting the services of a consultant. The company settled with the consultant to cancel the contract by issuing 1,296,745 shares for consideration of $259,349. This amount includes fees owing from the past, the current year and cancellation of 1.5 year term left on the contract.


In view of many years service from a director for travel, telephone and other expenses, the Company accepted an invoice in the amount of $66,000. The Company also received an invoice from a long standing investor relations party for $84,000 USD for the period ended July 2007. for purposes of this financial statement and amount of $77,000 USD was accrued.


The Company has been given a number of projects to assess. The company considers the molybdenum project of some interest, but the directors and the management are interested in a larger project for the company.


Summary of Quarterly Results


Results for the eight most recently completed quarters are summarized as follows:


                    Total     Income (loss)   Net Income    Net income (loss)
                    revenues  before other    (loss) for    per share
                               items           the period   (basic and diluted)
-------------------------------------------------------------------------------
June 30, 2007       $NIL     $(338,609)       $(338,609)    $(0.02)
March 31, 2007       NIL       (94,890)         (94,890)     (0.01)
December 31, 2006    NIL       (79,044)         (79,044)     (0.01)
September 30, 2006   NIL        52,504           51,534       0.01
June 30, 2006        NIL       (68,794)         (68,794)     (0.01)
March 31, 2006       NIL      (430,638)        (430,638)     (0.03)
December 31, 2005    NIL       (59,528)         (59,528)     (0.00)
September 30, 2005   NIL        70,768           68,084       0.01



Liquidity and Capital Resources


At June 30, 2007, the Company had a working capital deficiency of $80,872 as compared to the September 30, 2006 year end deficiency of $645,966. The Company entered into various debt settlement agreements and issued some 3.5 million shares to pay down debt of $688,425. This with the exercise of stock options has reduced the liabilities to $92,175.


The Company needs to raise additional cash for working capital or other expenses to properly continue operations. We may encounter lower than anticipated opportunities to raise equity funding, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all. We have several share purchase warrants outstanding and we will endeavor to have some of these exercised.


Sales and Marketing


There are no specific sales and marketing plans currently undertaken. The Company has a mining property to explore, and may undertake some public relations campaigns. The Company is currently developing a marketing strategy.


Subsequent Events

Subsequent to June 30, 2007, the Company issued 386,000 shares to retire debt of $101,325.



Off-Balance Sheet Arrangements


The Company has not entered any off-balance sheet arrangements.



Critical Accounting Estimates


The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.


The Company follows accounting guidelines in determining the fair value of stock-based compensation. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option-pricing mode. The model requires that management make several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.


Changes in Accounting Policies including Initial Adoption


Nil


Financial Instruments and Other Instruments


The fair values of cash, GST refundable, accounts payable and accrued liabilities and loans payable approximate their carrying values due to the short term or demand nature of these instruments. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.


Multilateral Instrument 52-109 disclosure:

Evaluation of disclosure controls and procedures

Public companies are required to perform an evaluation of disclosure controls and procedures annually and to disclose management's conclusions about the effectiveness of these disclosure controls and procedures in its annual MD&A.


The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is disclosed in annual filings, interim filings or other reports is recorded, processed, summarized and reported within the time periods specified as required by securities regulations. The Company has designed and implemented internal controls over financial reporting to provide reasonable assurance of the reliability of its financial reporting.


Management has evaluated the effectiveness of the Company's disclosure controls and procedures, and internal control over financial reporting, and believes that they are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations. There have been no changes in internal control over financial reporting that have any material effect in the most recent quarter.



Directors and Officers


Casey Forward - CEO and director
Ping Shen - CFO
Dr. Kanwal Sachdeva - Director
Dr. Arnold Abramson - Director
Ian Bartholomew - Director